Paris, May 15, 2008

sanofi-aventis

Annual General Meeting

Dividend increase of 18.3% – Dividend of €2.07

per share to be paid May 21st

The Annual General Meeting of sanofi-aventis was held on May 14, 2008.

The General Meeting approved the financial statements for the year ended December 31, 2007.

Also approved was the distribution of a net dividend of 2.07 euros per share, a 18.3% increase over the previous year. The dividend will go ex-coupon on Euronext Paris on May 16, 2008 and will be payable from May 21st, 2008.

The General Meeting has discussed the reappointment of thirteen members of the Board of Directors whose terms of office expire at the end of the General Shareholders’ meeting.

The General Shareholders’ meeting reappointed Mssr. Jean-François Dehecq, Jean-Marc Bruel, Robert Castaigne, Thierry Desmarest, Jean-René Fourtou, Igor Landau, Christian Mulliez, Lindsay Owen-Jones and Klaus Pohle.

Four Directors are not seeking reappointment (Mssr. René Barbier de La Serre, Jürgen Dormann, Hubert Markl and Bruno Weymuller). The General Shareholders’ meeting appointed four new directors: Mrs. Claudie Haigneré, Mr. Uwe Bicker, Mr. Patrick de la Chevardière and Mr. Gunter Thielen.

The General Shareholders’ meeting, in accordance the by-laws’ provisions on rotating directorships, decided that the duration of the terms be staggered so that, beginning in 2010, one third of the Board will be renewed each year.

The new Board of Directors comprises the following members (year term ends):

Mr. Jean-François Dehecq (2011)

Mr. Gérard Le Fur (2010)

Mr. Jean-Marc Bruel (2010)

Page 1 sur 2

Mr. Robert Castaigne (2010)

Lord Douro (2010)

Mr. Christian Mulliez (2010)

Mr. Thierry Desmarest (2011)

Mr. Igor Landau (2011)

Mr. Gunter Thielen (2011)

Mr. Gérard Van Kemmel (2011)

Mr. Uwe Bicker (2012)

Mr. Patrick de la Chevardière (2012)

Mr. Jean-René Fourtou (2012)

Mrs. Claudie Haigneré (2012)

Mr. Lindsay Owen-Jones (2012)

Mr. Klaus Pohle (2012)

At its meeting held after the General Meeting, the Board of Directors reappointed Mr. Dehecq as Chairman of the Board of Directors for a term of two years until the General Meeting called to approve the financial statements for the year ending December 31, 2009, in accordance with the by-laws.

The Board of Directors has also authorized the company to purchase up to a maximum amount of 3 billion euros of its own shares before the next shareholders’ meeting.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Page 2 sur 2